UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BIOTELEMETRY, INC.

(Name of Subject Company)

BIOTELEMETRY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090672106

(CUSIP Number of Class of Securities)

Cody Wm. Cowper

Vice President, Legal & Corporate Secretary

BioTelemetry, Inc.

1000 Cedar Hollow Road

Malvern, Pennsylvania 19355

(610) 729-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

M. Adel Aslani-Far

Matthew W. Miller

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

(212) 801-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is BioTelemetry, Inc., a Delaware corporation (“BioTelemetry”). The address of the principal executive offices of BioTelemetry is 1000 Cedar Hollow Road, Malvern, Pennsylvania 19355, and our telephone number is (610) 729-7000. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “BioTelemetry” refer to BioTelemetry, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of BioTelemetry, $0.001 par value per share (collectively, the “Shares”). As of December 16, 2020, there were (i) 34,310,908 Shares issued and outstanding, (ii) 2,904,248 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Stock Options”), (iii) 899,500 Shares subject to issuance pursuant to outstanding restricted stock units (the “RSUs”), (iv) 138,904 Shares subject to issuance pursuant to outstanding performance stock units (the “PSUs”) and (v) 32,077 Shares estimated to be subject to outstanding purchase rights under the BioTelemetry, Inc. 2017 Amended and Restated Employee Stock Purchase Plan (the “ESPP”) (calculated based on contributions made by ESPP participants as of such date).

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of BioTelemetry, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2020 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Philips”), (ii) Philips Holding USA Inc., a Delaware corporation and wholly owned subsidiary of Philips (“Parent”), and (iii) Davies Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares for $72.00 per Share (the “Offer Price”), to be paid to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 18, 2020 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser, and BioTelemetry. A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, subject to the terms and conditions of the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into BioTelemetry (the “Merger”), the separate existence of Purchaser will cease and BioTelemetry will continue as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger

will be governed by Section 251(h) of the DGCL and effected without a vote of the BioTelemetry stockholders. In the Merger, each Share outstanding at the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares held by BioTelemetry (or in BioTelemetry’s treasury), Parent, Philips or Purchaser, or for which appraisal has been duly demanded in connection with the Merger and the right thereto under the DGCL have not been effectively withdrawn or otherwise waived or lost (collectively, the “Excluded Shares”)) will be automatically converted into the right to receive the Offer Price, in cash (the “Merger Consideration”), without interest and subject to any withholding of taxes required by applicable legal requirements. Upon the Effective Time, BioTelemetry will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Merger Agreement also provides that each Stock Option, whether vested or unvested, that is outstanding and unexercised as of the Effective Time will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such Stock Option immediately prior to the Effective Time, multiplied by (ii) the excess of (x) the Merger Consideration over (y) the exercise price per Share of such Stock Option, less applicable withholding taxes. Any Stock Option that has an exercise price that equals or exceeds the Merger Consideration will be cancelled for no consideration.

The Merger Agreement further provides that each RSU, whether vested or unvested, that is outstanding as of the Effective Time will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such RSU immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration, less applicable withholding taxes.

The Merger Agreement further provides that each PSU, whether vested or unvested, that is outstanding as of the Effective Time will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such PSU that would have vested if the applicable performance period ended immediately prior to the Effective Time (assuming that any applicable performance conditions will be deemed to be achieved at the target performance level), multiplied by (ii) the Merger Consideration, less applicable withholding taxes.

The initial expiration date of the Offer is 12:00 midnight, New York time, on February 9, 2021 (one minute after 11:59 p.m., New York time, on February 8, 2021, subject to extension in certain circumstances as permitted by the Merger Agreement (the “Expiration Time”).

The Merger Agreement also provides, among other things, that subject to the satisfaction or waiver of all of the conditions to the Offer contained in Section 15 (Conditions of the Offer) of the Offer to Purchase, Purchaser will, at or promptly as practicable following the Expiration Time, irrevocably accept for payment (the time of such acceptance, the “Offer Acceptance Time”) and, at or promptly following the Expiration Time (and in any event within three business days after the Expiration Time) pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Pursuant to the Merger Agreement, the consummation of the Merger will take place as soon as practicable following the Expiration Time, subject to the satisfaction or waiver (where permitted) of certain conditions with respect to legal restraints, but in no event later than the second business day on which such conditions are satisfied or waived.

The foregoing summary of the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement and the Letter of Transmittal.

According to the Offer to Purchase, the principal office of Philips is located at Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands and the telephone number of Philips is +31 20 59 77232 and the principal office of Parent and the Purchaser is located at 222 Jacobs St., Cambridge, MA 02142 and the telephone number of Parent and the Purchaser is (617) 245-5900.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of BioTelemetry’s website at www.gobio.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of BioTelemetry on Schedule 14A filed with the SEC on March 24, 2020 and filed as Exhibit (e)(2) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) BioTelemetry or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Philips, Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between BioTelemetry and its Executive Officers, Directors and Affiliates.

In considering the recommendation of BioTelemetry’s board of directors (the “Board”) to tender Shares in the Offer, stockholders should be aware that BioTelemetry’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of the BioTelemetry stockholders, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the accelerated vesting and cash settlement of outstanding Stock Options with exercise prices below the Offer Price in connection with the Merger;

•	the accelerated vesting and cash settlement of outstanding RSUs and PSUs in connection with the Merger;

•

the receipt of payments and benefits by certain executive officers under their employment agreements upon the consummation of the Transactions, including the opportunity to receive payment of an annual cash bonus in respect of the 2020 fiscal year at target performance, or upon qualifying terminations of employment following the consummation of the Transactions; and

•	the entitlement to indemnification benefits in favor of directors and officers of BioTelemetry.

For further information with respect to the arrangements between BioTelemetry and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between BioTelemetry and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Stock Ownership,” “Executive Compensation,” and “Director Compensation.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of BioTelemetry who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of BioTelemetry. As of December 23, 2020, the executive officers and directors of BioTelemetry beneficially owned, in the aggregate, 2,159,053 Shares (which, for clarity, includes shares of capital stock of BioTelemetry issuable upon the exercise of outstanding Stock Options and settlement of outstanding RSUs and PSUs that were exercisable or vested on, or would be exercisable or vested within 60 days of, December 23, 2020).

The following table sets forth (i) the number of Shares beneficially owned as of December 23, 2020, by each of our executive officers and directors (which, for clarity, includes shares of capital stock of BioTelemetry issuable upon the exercise of outstanding Stock Options and settlement of outstanding RSUs and PSUs that were exercisable or vested on, or would be exercisable or vested within 60 days of, December 23, 2020), and (ii) the aggregate cash consideration that would be payable for such Shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned
Executive Officers
Joseph H. Capper, President, Chief Executive Officer and Director (1)	1,192,788	$85,880,736
Heather C. Getz, CPA, Executive Vice President, Chief Financial and Administrative Officer (2)	143,544	$10,335,168
Fred (Andy) Broadway III, President, BioTel Heart (3)	83,093	$5,982,696
Andrei G. Stoica, Senior Vice President and Chief Technology Officer	—	$—
Manish Wadhwa, M.D., F.H.R.S., Chief Medical Officer (4)	7,009	$504,648
Directors
Kirk E. Gorman, Chairperson of the Board (5)	174,481	$12,562,632
Anthony J. Conti, Director (6)	101,644	$7,318,368
Laura N. Dietch, Director (7)	2,424	$174,528
Joseph A. Frick, Director (8)	57,462	$4,137,264
Colin Hill, Director (9)	18,791	$1,352,952
Tiffany Olson, Director (10)	3,007	$216,504
Stephan Rietiker, M.D., Director (11)	78,701	$5,666,472
Rebecca W. Rimel, Director (12)	113,417	$8,166,024
Robert J. Rubin, M.D., Director (13)	179,056	$12,892,032

All of our current directors and executive officers as a group (14 persons) (14)	2,159,053	$155,190,024

(1)	Includes 1,053,124 Shares issuable pursuant to Stock Options that are exercisable, and 20,834 Shares issuable pursuant to RSUs that vest, within 60 days after December 23, 2020.
(2)	Includes 107,343 Shares issuable pursuant to Stock Options that are exercisable, and 7,977 Shares issuable pursuant to RSUs that vest, within 60 days after December 23, 2020.
(3)	Includes 59,972 Shares issuable pursuant to Stock Options that are exercisable, and 3,635 Shares issuable pursuant to RSUs that vest, within 60 days after December 23, 2020.
(4)	Includes 6,044 Shares issuable pursuant to Stock Options that are exercisable within 60 days after December 23, 2020.
(5)	Includes 161,290 Shares issuable pursuant to RSUs that are vested but undelivered and 13,191 Shares held through a trust.
(6)	Includes 101,644 Shares issuable pursuant to RSUs that are vested but undelivered.
(7)	Includes 2,424 Shares issuable pursuant to RSUs that are vested but undelivered.
(8)	Includes 57,462 Shares issuable pursuant to RSUs that are vested but undelivered.
(9)	Includes 13,220 Shares issuable pursuant to RSUs that are vested but undelivered.

(10)	Includes 3,007 Shares issuable pursuant to RSUs that are vested but undelivered.
(11)	Includes 2,424 Shares issuable pursuant to RSUs that are vested but undelivered.
(12)	Includes 107,846 Shares issuable pursuant to RSUs that are vested but undelivered.
(13)	Includes 154,614 Shares issuable pursuant to RSUs that are vested but undelivered and 22,037 Shares held through a trust.
(14)

Includes an aggregate of 603,931 Shares issuable pursuant to RSUs that are vested but undelivered, and an aggregate of 1,230,119 Shares issuable pursuant to Stock Options that are exercisable, and an aggregate of 32,446 Shares issuable pursuant to RSUs that vest, within 60 days after December 23, 2020.

Treatment of Stock Options

Pursuant to the terms of the Merger Agreement, each Stock Option, whether vested or unvested, that is outstanding and unexercised as of the Effective Time will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such Stock Option immediately prior to the Effective Time, multiplied by (ii) the excess of (x) the Merger Consideration over (y) the exercise price per Share of such Stock Option, less applicable withholding taxes. Any Stock Option that has an exercise price that equals or exceeds the Merger Consideration will be cancelled for no consideration.

The table below sets forth, for each of BioTelemetry’s executive officers and directors holding Stock Options with exercise prices below the Offer Price (“In-the-Money Options”) as of December 23, 2020: (i) the aggregate number of Shares subject to such In-the-Money Options; and (ii) the value of cash amounts payable in respect of such In-the-Money Options on a pre-tax basis at the Effective Time, calculated by multiplying (x) the excess of the Merger Consideration over the respective per share exercise prices of the applicable Stock Options by (y) the number of Shares subject to such Stock Options.

	Vested In-the-Money Options			Unvested In-the-Money Options
Name	Number of Shares Underlying Vested In- the-Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Vested In- the-Money Options	Number of Shares Underlying Unvested In-the- Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Unvested In-the- Money Options	Total Option Cash Spread Value
Executive Officers
Joseph H. Capper, President, Chief Executive Officer and Director	1,005,641	$6.51	$65,863,524	78,573	$42.77	$2,296,400	$68,159,924
Heather C. Getz, CPA, Executive Vice President, Chief Financial and Administrative Officer	92,572	$13.33	$5,430,821	22,801	$41.60	$693,179	$6,124,000
Fred (Andy) Broadway III, President, BioTel Heart	51,600	$12.91	$3,049,097	15,199	$44.74	$414,355	$3,463,452
Andrei G. Stoica, Senior Vice President and Chief Technology Officer	—	$—	$—	50,000	$39.73	$1,613,500	$1,613,500
Manish Wadhwa, M.D., F.H.R.S., Chief Medical Officer	—	$—	$—	4,176	$53.22	$78,425	$78,425
Directors
Kirk E. Gorman, Chairperson of the Board	—	$—	$—	—	$—	$—	$—
Anthony J. Conti, Director	—	$—	$—	—	$—	$—	$—
Laura N. Dietch, Director	—	$—	$—	—	$—	$—	$—
Joseph A. Frick, Director	—	$—	$—	—	$—	$—	$—
Colin Hill, Director	—	$—	$—	—	$—	$—	$—
Tiffany Olson, Director	—	$—	$—	—	$—	$—	$—
Stephan Rietiker, M.D., Director	—	$—	$—	—	$—	$—	$—
Rebecca W. Rimel, Director	—	$—	$—	—	$—	$—	$—
Robert J. Rubin, M.D., Director	—	$—	$—	—	$—	$—	$—

All of our current directors and executive officers as a group (14 persons)	1,149,813	$7.35	$74,343,442	170,749	$42.15	$5,095,859	$79,439,301

Treatment of Restricted Stock Units and Performance Stock Units

Pursuant to the terms of the Merger Agreement, each RSU, whether vested or unvested, that is outstanding as of the Effective Time will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such RSU immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration, less applicable withholding taxes.

The Merger Agreement further provides that each PSU, whether vested or unvested, that is outstanding as of the Effective Time will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such PSU that would have vested if the applicable performance period ended immediately prior to the Effective Time (assuming that any applicable performance conditions will be deemed to be achieved at the target performance level), multiplied by (ii) the Merger Consideration, less applicable withholding taxes. In addition, to the extent the PSUs previously granted by BioTelemetry on February 14, 2018, would, per their terms vest and settle based on actual performance prior to the closing of the Merger, the Merger Agreement provides that the Compensation Committee of the Board may determine the level of achievement of performance up to a maximum of 100% of target.

The table below sets forth, for each of BioTelemetry’s executive officers and directors holding RSUs or PSUs as of December 23, 2020: (i) the aggregate number of Shares subject to such RSUs or PSUs; and (ii) the value of cash amounts payable in respect of such RSUs or PSUs on a pre-tax basis at the Effective Time.

Name	Number of RSUs	Cash Consideration for RSUs	Number of PSUs	Cash Consideration for PSUs	Total Cash Consideration for RSUs and PSUs
Executive Officers
Joseph H. Capper, President, Chief Executive Officer and Director	49,542	$3,567,024	49,542	$3,567,024	$7,134,048
Heather C. Getz, CPA, Executive Vice President, Chief Financial and Administrative Officer	21,390	$1,540,080	16,390	$1,180,080	$2,720,160
Fred (Andy) Broadway III, President, BioTel Heart	9,557	$688,104	9,557	$688,104	$1,376,208
Andrei G. Stoica, Senior Vice President and Chief Technology Officer	30,000	$2,160,000	—	$—	$2,160,000
Manish Wadhwa, M.D., F.H.R.S., Chief Medical Officer	1,754	$126,288	1,754	$126,288	$252,576
Directors
Kirk E. Gorman, Chairperson of the Board	4,241	$305,352	—	$—	$305,352
Anthony J. Conti, Director	2,863	$206,136	—	$—	$206,136
Laura N. Dietch, Director	3,469	$249,768	—	$—	$249,768
Joseph A. Frick, Director	3,662	$263,664	—	$—	$263,664
Colin Hill, Director	2,863	$206,136	—	$—	$206,136
Tiffany Olson, Director	3,635	$261,720	—	$—	$261,720
Stephan Rietiker, M.D., Director	2,863	$206,136	—	$—	$206,136
Rebecca W. Rimel, Director	2,863	$206,136	—	$—	$206,136
Robert J. Rubin, M.D., Director	4,074	$293,328	—	$—	$293,328

All of our current directors and executive officers as a group (14 persons)	142,776	$10,279,872	77,243	$5,561,496	$15,841,368

Treatment of Purchase Rights Under the Employee Stock Purchase Plan

The ESPP allows BioTelemetry’s eligible employees, including BioTelemetry’s executive officers, to purchase Shares at a price equal to eighty five percent (85%) of the lesser of (i) the market value of the shares on the offering date of such offering and (ii) the market value of the shares on the purchase date of such offering.

The ESPP’s scheduled Purchase Dates (as defined in the ESPP) under the two current ESPP offerings are March 17, 2021. However, pursuant to the terms of the Merger Agreement, the Purchase Dates will be modified to end prior to the Effective Time. Under the terms of the Merger Agreement, other than the current offerings, (i) no new offering periods will be authorized or commenced on or after the date of the Merger Agreement, (ii) no participant may increase his or her payroll deductions under the ESPP after the date of the Merger Agreement, (iii) no purchase price for any purchase rights will be decreased below the levels in place under the ESPP as of the date of the Merger Agreement, (iv) no new participants may begin participation after the date of the Merger Agreement, (v) the current offerings under the ESPP will end prior to the Effective Time and (vi) the ESPP will terminate in its entirety as of the Effective Time.

Potential Payments and Benefits upon Termination or Change in Control

Regardless of the manner in which an executive officer’s service terminates, our executive officers are entitled to receive amounts earned during her or his term of service.

Equity Award Acceleration

Under the Merger Agreement, the vesting of all outstanding unvested Stock Options, RSUs and PSUs will be accelerated in connection with the Merger and such Stock Options, RSUs and PSUs will be cashed out as described in further detail above under “—Treatment of Stock Options,” “—Treatment of RSUs” and “—Treatment of PSUs,” and any provisions in any individual agreements related to the acceleration of the vesting of Stock Options, RSUs and PSUs in connection with a change in control will be superseded by the provisions of the Merger Agreement.

Employment Agreements

We previously entered into Employment Agreements with key personnel, including each of our executive officers. The Employment Agreements provide each of our executive officers severance payments and benefits upon termination of employment by us without cause or by the executives for good reason.

If Mr. Capper’s employment is terminated by us without cause or by Mr. Capper for good reason, then Mr. Capper is entitled to a cash severance payment equal to the sum of:

•	two times his annual base salary as of the last day of active employment; and

•	two times his on-target annual performance incentive bonus in effect at the time of termination.

These amounts are payable in installments over twenty-four months following the date of Mr. Capper’s termination in accordance with our payroll practices, commencing within 60 days of the date of his termination.

If any of Ms. Getz’s or Messrs. Broadway’s or Stoica’s employment is terminated by us without cause or by such executive officer for good reason, then such executive officer is entitled to a cash severance payment equal to the sum of:

•	one times their annual base salary as of the last day of active employment; and

•	one times their on-target annual performance incentive bonus in effect at the time of their termination.

These amounts are payable in installments over twelve months following the date of the executive’s termination in accordance with our payroll practices commencing within 60 days of the date of his or her termination and for each of Ms. Getz and Mr. Broadway, are subject to potential increase by the Board, as described below under “—Other Compensation Actions.”

If Mr. Wadhwa’s employment is terminated by us without cause or by Mr. Wadhwa for good reason, then Mr. Wadhwa is entitled to a cash severance payment equal to one times his annual base salary as of the last day of active employment. This amount is payable in installments over twelve months following the date of Mr. Wadhwa’s termination in accordance with our payroll practices commencing within 60 days of the date of his termination.

In addition, we will continue to provide to each of our executive officers continued participation in our medical, dental and vision plans at the same premium rates and cost sharing as may be charged from time to time for employees generally for a specified period of time. Specifically, Mr. Capper will receive continued coverage for twenty-four months following the applicable date of termination and the other executive officers will have continued coverage for twelve months following the applicable date of termination.

The foregoing severance payments and benefits payable upon termination of employment to each executive officer are conditioned on the execution of a written waiver and release of claims. In addition, for all of our executive officers, such payments and benefits are consideration for the restrictive covenants set forth in the Employment Agreements. Specifically, during the term of each executive’s employment with us and during any period thereafter in which severance payments or benefits are paid, the executive may not compete with us (as defined in the Employment Agreement).

A termination for “cause” under the Employment Agreements would generally result from an executive officer’s: (i) willful and repeated failure to satisfactorily perform their job duties; (ii) willful commission of an act that materially injures our business; (iii) willful refusal or failure to follow lawful and reasonable directions of the Board; (iv) conviction of, or plea of nolo contendere to, any felony involving moral turpitude; (v) engagement in, or in any manner, participation in any activity which is directly competitive with or injurious to us or any of our affiliates or which violates any restrictive covenants applicable to the officer; (vi) commission of any fraud against us, and our affiliates, employees, agents or customers or use or intentional appropriation for the officer’s personal use or benefit of any company funds or property not authorized by the Board to be so used or appropriated; or (vii) material breach of or willful failure to comply with our policies, including, but not limited to, equal employment opportunity or harassment policies, insider trading policies, code of ethics or conflict of interest policies, non-disclosure and confidentiality policies, travel and expense policies, workplace violence policies, Sarbanes-Oxley compliance policies, policies governing preparation and approval of financial statements, and/or policies governing the making of financial commitments on our behalf.

“Good reason” under the Employment Agreements generally exists if, without the executive officer’s consent, there is: (i) a change in the officer’s title that is accompanied by a material reduction in the officer’s duties, authority or responsibilities relative to the officer’s duties, authority or responsibilities in effect immediately prior to such reduction; (ii) a relocation of the officer’s principal business location to a point that requires a one-way increase of the executive’s commuting distance of more than fifty miles; (iii) a material reduction of the officer’s base salary; or (iv) a failure of any successor to assume or perform BioTelemetry’s obligations under the respective Employment Agreement.

While each executive officer’s outstanding equity awards will be cashed out at the closing of the Merger in exchange for a cash payment as described in further detail above under “—Treatment of Stock Options,” “—Treatment of RSUs” and “—Treatment of PSUs,” the Employment Agreements separately provide for certain contractual protections regarding the treatment of outstanding equity awards upon certain qualifying terminations of employment. Namely, the Employment Agreements also provide each executive officer (with the exception of Mr. Capper) with accelerated vesting of their equity awards upon their termination of employment under certain circumstances in connection with a change in control. Specifically, if the executive’s employment is terminated by us without cause or by the executive for good reason within thirty days before or twelve months after a change in control, all equity awards will immediately accelerate and become fully vested. Mr. Capper’s equity awards will immediately accelerate and become fully vested upon a change in control without regard to termination of his employment.

In the event any payment or benefit to the other executive officers would constitute an excess parachute payment within the meaning of Section 280G of the Internal Revenue Code and be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the affected executive will be entitled to the greater of (on a net after-tax basis): (i) the largest amount of the payment that would result in no portion of the payment or benefit being subject to the excise tax under Section 4999 of the Internal Revenue Code; or (ii) the entire payment or benefit without any reduction to avoid the excise tax.

For a quantification of the severance payments and benefits that would be provided to each of our named executive officers under their respective Employment Agreements upon a qualifying termination of employment in connection with the closing of the Merger, see “Item 8—Additional Information—Golden Parachute Compensation.”

Other Compensation Actions

In addition to the payments and benefits described above, under the Merger Agreement, BioTelemetry may take certain compensation actions prior to the completion of the Merger that will affect the BioTelemetry executive officers. BioTelemetry expects that it will award and pay annual cash bonuses in respect of the 2020 fiscal year to eligible employees (including the executive officers) assuming achievement of applicable performance objectives at target performance. In addition, the Board, in its sole discretion, may increase the severance entitlements for each of Ms. Getz and Mr. Broadway, such that upon a qualifying termination of employment each such officer would be entitled to a cash severance payment equal to the sum of:

•	one and a half times their annual base salary as of the last day of active employment; and

•	one and a half times their target annual performance incentive bonus in effect at the time of their termination.

In addition, each officer would have continued coverage in our medical, dental and vision plans for eighteen months following the applicable date of termination.

Employee Benefits

Under the Merger Agreement, Parent has agreed that for a period commencing at the Effective Time through December 31 of the year of the closing of the Merger, to provide, or cause to be provided, to each employee of BioTelemetry and its subsidiaries, including the executive officers, who is employed by BioTelemetry at the Effective Time and who continues to be employed during such period (each, a “Continuing Employee”) a base salary or base wages and target annual cash bonus opportunities that are at least equal to those provided by BioTelemetry and its subsidiaries to such Continuing Employees immediately prior to the Effective Time, and retirement and welfare benefits (excluding equity and long-term incentive compensation) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time.

The Merger Agreement does not prevent Parent, the Surviving Corporation or their affiliates from amending or terminating any of their benefit plans or terminating the employment of any Continuing Employee after the Effective Time.

Potential for Future Arrangements

It is possible that members of our current management team will enter into new compensation arrangements with the Surviving Corporation. We would expect that any such arrangements with the existing management team would be entered into after the completion of the Offer and would become effective after the Merger is completed, if at all.

Director Compensation

Vesting of all outstanding equity awards held by our non-employee directors will accelerate in connection with the Merger, and such awards will be cashed out, as described above under “—Treatment of RSUs.”

Indemnification of Directors and Officers; Insurance

Section 145 of the DGCL, empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in the best interests of the company, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The DGCL further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the company’s bylaws, any agreement, a vote of stockholders or otherwise.

Our bylaws require that BioTelemetry indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law. BioTelemetry may modify the extent of such indemnification by individual contracts with the BioTelemetry’s directors and officers. However, BioTelemetry will not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless: (i) such indemnification is expressly required to be made by law; (ii) the proceeding was authorized by our Board; (iii) such indemnification is provided by BioTelemetry, in its sole discretion, pursuant to the powers vested in BioTelemetry under the DGCL or any other applicable law; or (iv) such indemnification is required to be made under Section 43(d) of BioTelemetry’s bylaws.

Our bylaws provide further that BioTelemetry shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of BioTelemetry, or is or was serving at the request of BioTelemetry as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) may be made only upon delivery to BioTelemetry of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under BioTelemetry’s bylaws or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the company will not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides that the liability of the directors of BioTelemetry for monetary damages will be eliminated to the fullest extent under applicable law. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of BioTelemetry will be eliminated to the fullest extent permitted by the DGCL, as so amended.

We maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL.

The Merger Agreement also provides that, from the Effective Time, Parent and the Surviving Corporation will, to the fullest extent BioTelemetry would have been permitted by applicable law and its organizational documents and in effect as of the date of the Merger Agreement, indemnify and hold harmless each of our former and present officers and directors in his or her capacity as an officer or director of BioTelemetry or any of its subsidiaries against all costs or expenses, judgments, fines, losses, claims, damages or liabilities incurred by such indemnified person as an officer or director of BioTelemetry or any of its subsidiaries in connection with any proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of BioTelemetry or any of its subsidiaries at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.

The Merger Agreement also provides that, prior to the Effective Time, BioTelemetry shall, or Parent shall cause the surviving company to, purchase “tail” insurance policies effective for a period of six years from the Effective Time to provide the extension of the existing directors’ and officers’ liability insurance policies and existing fiduciary liability insurance policies maintained by BioTelemetry as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policies as of the date of the Merger Agreement for claims related to matters existing or occurring at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are substantially identical to BioTelemetry’s existing policies.

Section 16 Matters

The Merger Agreement provides that we, and our Board, to the extent necessary, will take necessary actions, prior to or the Offer Acceptance Time, to cause the transactions contemplated by the Merger Agreement, including the disposition and cancellation or deemed disposition and cancellation of Shares, RSUs, PSUs and Stock Options in the Transactions by applicable individuals, to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Offer Acceptance Time, the compensation committee of our Board will cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of BioTelemetry to be approved by the compensation committee of our Board (composed solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

(b) Arrangements with Purchaser, Parent, and their Affiliates.

Merger Agreement

On December 18, 2020, BioTelemetry, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (The Merger Agreement; Other Agreements) and the description of the conditions to the Offer contained in Section 15 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide BioTelemetry stockholders with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on December 23, 2020 are incorporated herein by reference, and are not intended to provide any other factual information about BioTelemetry, Parent, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by BioTelemetry to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of BioTelemetry at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about BioTelemetry in BioTelemetry’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in BioTelemetry’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, BioTelemetry, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in BioTelemetry’s other public filings.

The Guarantee

On December 18, 2020, simultaneously with the execution of the Merger Agreement, Philips executed and delivered to BioTelemetry a guarantee (the “Guarantee”) pursuant to which Philips guarantees the full and timely payment and performance of Parent’s and Purchaser’s obligations under the Merger Agreement to BioTelemetry as described in Section 11(The Merger Agreement; Other Agreements—The Merger Agreement—The Guarantee) of the Offer to Purchase. This summary of the Guarantee is only a summary and is qualified in its entirety by reference to the Guarantee, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

BioTelemetry and Philips entered into a confidentiality agreement, dated October 23, 2020 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, BioTelemetry and Philips agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law or government authority, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than the evaluation, negotiation and consummation of the possible negotiated transaction involving BioTelemetry and Philips. The Confidentiality Agreement includes a standstill provision for the benefit of BioTelemetry that expires on October 23, 2021 and a fall-away provision upon the entry into or public announcement of certain acquisition transactions. This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On December 18, 2020, our Board unanimously (a) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (b) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, BioTelemetry and the holders of Shares (other than Excluded Shares), (c) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (d) approved the execution, delivery and performance by

BioTelemetry of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (e) recommended that the holders of Shares tender their Shares in the Offer.

Accordingly, and for the reasons described below under “—Reasons for Recommendation,” our Board, on behalf of BioTelemetry, unanimously recommends that BioTelemetry’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

(i) Background of Offer and Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board or the representatives of Philips and other parties.

As part of our ongoing consideration and evaluation of our long-term strategic goals and plans, the Board and BioTelemetry’s senior management periodically review, consider and assess our operations and financial performance, as well as overall industry conditions, as they may affect those strategic goals and plans. This review includes, among other items, the consideration of potential opportunities for partnerships and joint ventures for the development and marketing of our products and, from time to time, business combinations, acquisitions and other financial and strategic alternatives, including with outside financial and legal advisors. None of the latter types of discussions within the past two years progressed beyond preliminary phases, nor did BioTelemetry enter into any acquisition-related non-disclosure or standstill agreements with any parties other than as discussed below.

On October 6, 2020, Frans van Houten, Philips’ Chief Executive Officer, Chairman of the Board of Management and its Executive Committee, e-mailed Joseph H. Capper, President, Chief Executive Officer and director of BioTelemetry and suggested a discussion by telephone in the coming days. The parties scheduled a telephone discussion for October 9, 2020.

On October 9, 2020, Messrs. van Houten and Jakobs called Mr. Capper and expressed Philips’, interest in a possible transaction whereby Philips would acquire all of the outstanding equity of BioTelemetry for an all-cash purchase price of $60.00 per share. Messrs. van Houten and Jakobs indicated that this initial proposal was based on public information available at the time and was therefore subject to due diligence in order to validate the proposal and potentially incorporate incremental value into the proposal. Messrs. van Houten and Jakobs indicated that they would follow up the telephone conversation with a letter setting forth this non-binding indication of interest. Mr. Capper did not comment on the proposal but agreed to convey and discuss the proposal with the Board. BioTelemetry received a letter from Philips later that day outlining the initial proposal. Shortly after receipt of the letter, Mr. Capper transmitted it to members of the Board.

On October 11, 2020, Mr. Capper held a conference call with all members of the Board to update the Board on his telephone call with Messrs. van Houten and Jakobs and the written proposal received from Philips. The Board determined that it would discuss the proposal in more detail at its regularly scheduled meeting to be held on October 15, 2020.

On October 15, 2020, the Board held a regularly scheduled meeting with members of management, representatives of Greenberg Traurig, LLP, BioTelemetry’s outside legal counsel (“GT”), and representatives from Raymond James & Associates, Inc. (“Raymond James”), BioTelemetry’s financial advisor, present. In addition to other business on the agenda for the meeting, management reviewed the broad terms of the transaction proposed by Philips and representatives of Raymond James discussed with the Board various preliminary considerations in assessing the proposal. GT then provided an overview of fiduciary duties attendant to the consideration of acquisition proposals such the one received from Philips. The Board noted that while BioTelemetry was not actively seeking a sale transaction at that time and that the financial terms of the proposal were, in the Board’s view, inadequate, the Board nonetheless determined it advisable to engage with Philips to further discuss a possible transaction. The Board ultimately decided that it was advisable to provide preliminary, high level due diligence materials but to wait until after BioTelemetry’s earnings results were made public later in the month before pursuing any negotiation on the proposal.

On October 16, 2020, Mr. Capper called Messrs. van Houten and Jakobs to communicate the Board’s position that the initial proposal was inadequate from a valuation perspective and indicated that BioTelemetry would be willing to provide limited non-public information regarding the Company and its future prospects if Philips were willing, as it had indicated in its October 9 letter, to revisit valuation.

On October 18, 2020, Mr. Capper held a conference call with all members of the Board to update the Board on his conversation with Messrs. van Houten and Jakobs and the Company’s intention to send the previously discussed confidentiality and non-disclosure agreement to Philips.

Later that day, BioTelemetry’s management sent an initial draft confidentiality and non-disclosure agreement to Philips to allow the parties to share information relating to a potential transaction.

On October 19, 2020, representatives of Raymond James and Evercore Inc., the financial advisor to Philips (“Evercore”), held an introductory call to discuss the nature of the limited information that would be provided by BioTelemetry at this initial stage.

On October 20, 2020, members of BioTelemetry management and GT held a conference call with representatives from Philips and Sullivan & Cromwell LLP (“S&C”), counsel to Philips, to discuss Philips’ comments to the draft confidentiality and non-disclosure agreement.

Following several days of negotiation regarding the terms of the confidentiality and non-disclosure agreement, on October 23, 2020, BioTelemetry and Philips entered into the Confidentiality Agreement.

On October 25, 2020, Mr. Jakobs emailed Mr. Capper a list of priority due diligence requests.

On October 29, 2020, BioTelemetry publicly released its earnings information for the third quarter ended September 30, 2020, and held an earnings call on the same day.

On October 30, 2020, members of BioTelemetry management held a conference call with representatives of each of Philips, Raymond James and Evercore in order to better understand Philips’ priority due diligence requests.

On November 3, 2020, Mr. Capper provided Philips management with BioTelemetry’s five-year financial forecasts, key assumptions underlying the forecasts and details on BioTelemetry’s historical financial results.

On November 4, 2020, members of BioTelemetry management held a management presentation for Philips, including the parties’ respective financial advisors, to provide the Philips team with an overview of BioTelemetry’s business and the markets for its products. Later that day, representatives of Raymond James and Evercore spoke by telephone to follow-up on questions from the management presentation and expectations for upcoming financial discussions.

On November 8, 2020, representatives of Raymond James and Evercore held a call to discuss BioTelemetry management’s financial forecasts through calendar year 2025 and the call scheduled for the next day regarding such forecasts.

On November 9, 2020, members of BioTelemetry management held a management presentation for Philips, including the parties’ respective financial advisors, to discuss BioTelemetry’s financial forecasts in detail and to provide additional information regarding the peer-reviewed clinical studies for certain BioTelemetry products that had previously been shared with Philips’ management. Also on November 9, 2020, at the direction of the Board, representatives of Raymond James indicated on a telephone discussion with representatives of Evercore that the $60.00 per share offer price was not sufficient.

On November 12, 2020, Mr. Capper and Mr. Jakobs spoke by telephone to discuss Philips’ continued interest in a possible transaction. Mr. Capper reiterated that the Board believed the Philips proposal of $60 per share of October 9, 2020 to be inadequate and expected Mr. Jakobs to be in a position to improve Philips’ offer now that Philips had had access to BioTelemetry management’s financial forecasts and the other information provided to Philips during the course of the preceding week. During the call, Mr. Jakobs indicated that Philips was prepared to make a revised proposal of $62.50 per share assuming that Philips was provided with additional due diligence information regarding BioTelemetry. Later that day, Mr. Jakobs sent Mr. Capper letter with a revised transaction proposal for an all-cash purchase price of $62.50 per share, along with a more detailed list of “Phase II” due diligence requests.

On November 13, 2020, at the direction of the Board, representatives of Raymond James indicated on a telephone discussion to representatives of Evercore that the revised offer price of $62.50 per share was not sufficient.

On November 16, 2020, the Board held its regular monthly update by telephone, at which Mr. Capper and representatives of Raymond James provided an update on the discussions with representatives of Philips and Evercore, including the management presentations and follow-ups on the limited financial forecasts that the Company had provided to Philips to date. Mr. Capper then reviewed with the Board Philips’ revised offer of $62.50 per share set forth in its letter of November 12, which had previously been communicated to the Board. Management and representatives from Raymond James reviewed with the Board management’s draft preliminary financial forecasts as of such date, including an overview of key assumptions and different potential scenarios. Based on this forecast, representatives from Raymond James discussed with the Board illustrative valuation analyses for the Company on a stand-alone basis. A discussion ensued among members of the Board, management of the Company and representatives of Raymond James concerning the financial forecasts, the assumptions underlying such forecasts and potential scenarios. Following this discussion, the Board determined that Philips’ increased offer of $62.50 remained inadequate and that the confirmatory “Phase II” due diligence proposed by Philips in its November 12 proposal letter was not warranted at that time based on the then current proposal of $62.50 per share. The Board directed management to notify Philips that the Company would be interested in moving forward if the offered price per share was materially increased and believed that a price in the $70s per share was appropriate. The Board concurred in Mr. Capper’s recommendation that management provide additional incremental diligence materials and information to Philips to allow Philips to assess whether its offer could be further improved.

On November 17, 2020, Mr. Capper called Mr. Jakobs to communicate the Board’s position that the revised proposal remained inadequate from a financial perspective, that the Board believed that a price in the $70s per share was more appropriate, and that the Company was not, on the basis of the revised $62.50 proposal, prepared to move to full confirmatory due diligence. Mr. Capper then described in general terms several discrete potential future value drivers for the Company that he believed could provide Philips with the necessary additional information to further improve its proposal.

On November 18, 2020, representatives of Raymond James and Evercore held a conference call to discuss the nature and scope of the additional information that the Company could provide at that time.

On November 19, 2020, Mr. Jakobs emailed Mr. Capper requesting additional targeted diligence materials that could allow Philips to assess the potential future value drivers for the Company that Mr. Capper had briefly described to Mr. Jakobs in their telephone call of November 17.

Between November 19 and November 24, 2020, representatives of BioTelemetry provided representatives of Philips certain limited additional information, including updated financial information and details regarding the potential future value drivers that Mr. Capper had described to Mr. Jakobs.

On November 24, 2020, members of BioTelemetry management held a conference call with representatives of Philips to discuss BioTelemetry’s market, forecasts and financial model. Later that day, members of

BioTelemetry management held a separate conference call with representatives of Philips to discuss BioTelemetry’s software and information technology infrastructure.

On November 24 and 25, 2020, representatives of Raymond James and Evercore had numerous communications regarding the additional diligence information recently provided by the Company. At the direction of the Board, the representatives of Raymond James reiterated the Company’s position that continued discussions were dependent on Philips materially increasing its offer.

On November 27, 2020, Mr. Jakobs telephoned Mr. Capper to discuss the most recent diligence items provided to Philips by the Company and communicated Philips’ further revised offer of $67 per share. Mr. Jakobs followed up this telephone call later that same day with a letter to Mr. Capper containing Philips’ revised all-cash offer of $67.00 per share, which represented a premium of 53% over BioTelemetry’s 60-day volume weighted average stock price and a 21% premium over its 52-week high stock price. In the letter, Mr. Jakobs indicated that Philips was prepared to complete its due diligence within two to three weeks.

On November 29, 2020, the Board held a special meeting, including members of BioTelemetry management and representatives of each of GT and Raymond James, to discuss the revised Philips proposal of $67 per share. BioTelemetry management provided the Board with an update on the interactions with Philips since the November 16 meeting of the Board. A full discussion ensued among members of the Board, management and the Company’s advisors regarding potential responses to Philips’ increased offer. The Board determined that management should communicate to Philips that the Board was prepared to provide Philips with the necessary information for it to conduct its full confirmatory due diligence, while also negotiating the terms of a mutually acceptable acquisition agreement, with the understanding that Philips would again need to improve its offer for the Board to consider entering into a transaction. As previously requested by management and the Board, representatives of Raymond James discussed with the Board potential alternative strategic acquirors of BioTelemetry and as to each such party, BioTelemetry’s prior interactions over the years regarding a potential acquisition transaction, the potential financial capacity of such parties to effect an acquisition of BioTelemetry at the $67 per share price proposed by Philips, and the relative risk associated with potential transactions with each such party. The Board had requested such a review in order to determine whether and with whom the Company could consider engaging as a limited pre-signing “market check” to gauge interest in a potential alternative transaction. A full discussion ensued among members of the Board, management and the Company’s outside legal advisors of the potential counterparties reviewed with representatives of Raymond James. The Board also discussed with representatives of Raymond James the relatively low likelihood of interest from financial buyers, because a transaction at the price then under consideration with Philips would result in relatively low returns for a financial buyer. The Board also expressed concerns about confidentiality with financial buyers due to the need of such potential counterparties to seek debt financing for such a transaction. Following this discussion, the Board authorized representatives of Raymond James and BioTelemetry management to contact six potential counterparties at a time deemed appropriate by the representatives of Raymond James and BioTelemetry management, relative to the discussions with Philips. The Board also directed management to provide confirmatory diligence materials to Philips and commence negotiations with Philips for a potential transaction.

On November 30, 2020, Mr. Capper called Mr. Jakobs to communicate the Board’s acknowledgement of Philips’ revised offer and the Company’s willingness to move forward with confirmatory diligence and negotiation of transaction documents on the timetable proposed by Philips, so that the parties could be in a position to have a further discussion regarding valuation of the magnitude sought by the Company.

On December 1, 2020, representatives of GT and S&C held a conference call to discuss due diligence and the drafting and negotiation of an acquisition agreement. Later that day, representatives of S&C sent GT a list of due diligence requests, including requests for subject matter specific teleconferences among representatives of Philips and its external advisors and representatives of BioTelemetry and its external advisors. Representatives of GT and BioTelemetry reviewed the list and coordinated the preparation of a virtual due diligence data room, access to which was made available to representatives of Philips, Evercore, S&C and other external advisors to Philips on December 3, 2020. Thereafter and continuing through December 17, 2020, representatives of Philips and their consultants and advisors conducted detailed due diligence on BioTelemetry’s businesses. During that time, members of BioTelemetry and Philips senior management participated in numerous telephonic conferences regarding specific areas of BioTelemetry’s business and related due diligence matters.

On December 3, 2020, representatives of BioTelemetry sent to Philips’ management BioTelemetry’s revised financial forecast, which reflected the positive impact of the 2021 Medicare reimbursement schedule that had only recently been released by the Centers for Medicare & Medicaid Services (“CMS”).

On December 7, 2020, S&C sent an initial draft of a merger agreement to GT. The initial draft merger agreement contemplated a transaction structured as a one-step merger subject to BioTelemetry stockholder approval at a special meeting of stockholders. S&C’s initial draft of the merger agreement also included, among other things, (a) broad restrictions on the Company’s ability to operate the business between signing and closing and (b) provisions pursuant to which Philips was not required to undertake any specific actions required by governmental authorities in order to obtain the necessary regulatory approvals for the transaction.

On December 9 and 10, 2020, representatives of Raymond James, as directed by the Board, contacted the six potential strategic acquirors identified by the Board at its November 29 meeting, to gauge potential interest in a strategic transaction. None of these outbound contacts resulted in any interest in further dialog on a potential strategic transaction.

On December 10, 2020, Messrs. Capper and Jakobs spoke by telephone to discuss the progress of Philips’ confirmatory due diligence and potential timing for a possible transaction. Mr. Jakobs indicated that Philips’ due diligence review had been progressing satisfactorily and that Philips was targeting a December 18 transaction announcement. Messrs. Capper and Jakobs also discussed potential alternative transaction structures. Mr. Capper indicated that he was pleased to hear that Philips was receiving its requested due diligence materials, and while he understood Philips’ desire to move toward execution of a definitive agreement and announcement on December 18, he reminded Mr. Jakobs that the Company and the Board viewed Philips’ then current proposal of $67 per share to still be inadequate.

On December 11, 2020, Messrs. Capper and Jakobs again spoke by telephone to discuss valuation and to negotiate a potential revised offer from Philips. Also on that day, representatives of Raymond James and Evercore discussed recent movement in BioTelemetry’s share price, the due diligence conducted to date and the need for Philips to materially increase its offer consistent with Mr. Capper’s and Mr. Jakobs’ discussions. Mr. Capper indicated that the Board was scheduled to meet at 1:00 pm Eastern Time on December 13, 2020 for an update on the discussions with Philips and requested that Philips submit a revised proposal that could be reviewed by the Board at that meeting.

On December 12, 2020, Mr. Jakobs called Mr. Capper to communicate what he characterized as Philips’ final offer of $72 per share in cash, which represented a premium of 51% over BioTelemetry’s 60-day volume weighted average stock price and a 21% premium over its closing stock price on December 11, 2020. Mr. Jakobs followed up the telephone call with a letter setting forth Philips’ $72 per share “final” proposal, which indicated that the revised proposal was conditioned on (1) negotiation of a mutually satisfactory merger agreement; (2) a termination fee of 3.0% of the implied equity value of BioTelemetry in the transaction; and (3) satisfactory completion of certain key diligence matters.

Also on December 12, 2020, representatives of Raymond James and Evercore held a call to discuss the revised offer. Evercore indicated the proposed offer price of $72.00 per share was Philips’ best and final offer and outlined the remaining diligence items. Representatives of Raymond James identified select open business terms on the draft merger agreement from BioTelemetry’s perspective.

On December 13, 2020, the Board held a meeting to discuss Philips’ revised $72 per share proposal. After discussion, the Board directed management to respond to Philips’ revised offer with a counterproposal of

$73.00 per share and a lower termination fee. Later that day, Mr. Capper called Mr. Jakobs to discuss BioTelemetry’s counterproposal, and Mr. Jakobs reiterated that Philips’ revised proposal of $72.00 per share with the 3% termination fee was their best and final offer. Mr. Jakobs indicated Philips’ intention to be in position to sign within the next few days.

Later that day, GT sent a revised draft of the merger agreement to S&C that, among other things, (a) proposed a “hell or high water” clause requiring Philips to take certain actions to obtain required regulatory approvals in connection with the transaction, (b) narrowed the restrictions on the Company’s ability to operate the business between signing and closing and (c) proposed a termination fee equal to 2.59% of the implied equity value of the Company in the transaction.

On December 15, 2020, S&C sent a revised draft of the acquisition agreement to GT that, among other things, (a) provided that Philips would not be required to accept or undertake divestitures of assets accounting for 2019 revenues of more than $25 million in the aggregate (“Divestiture Cap”), and (b) once again proposed a termination fee equal to 3.0% of the implied equity value of the Company in the transaction. During the course of the day, GT and S&C held multiple telephone conferences to discuss and negotiate the terms of the merger agreement. During these discussions, representatives of S&C indicated that as a result of diligence information provided by BioTelemetry to Philips’ counsel for matters involving the Committee on Foreign Investment in the United States (“CFIUS”), it understood that Philips could be amenable to eliminating the condition for CFIUS approval, in which case the transaction could potentially be structured as a tender offer followed by a back-end merger.

On December 16, 2020, GT sent a revised draft of the acquisition agreement to S&C, that, among other things, once again proposed a termination fee equal to 2.59% of the implied equity value of the Company in the transaction. GT and S&C held various conference calls to further discuss and negotiate the terms of the merger agreement over the course of the day.

Early on the morning of December 17, 2020, S&C sent a revised draft of the acquisition agreement to GT, that, among other things, (a) revised the proposed transaction structure to a tender offer followed by a back-end merger and (b) proposed a termination fee equal to 2.9% of the implied equity value of the Company in the transaction. This draft was distributed to the Board.

Later that day, the Board held a meeting at which management, GT and representatives of Raymond James reviewed the status of discussions and negotiations with Philips and its outside legal and financial advisors. Mr. Capper reported that Philips had rejected the Company’s $73 per share counterproposal, indicating again that its $72 per share offer was Philips’ “best and final” offer. Mr. Capper and other members of senior management also noted that Philips had shown some movement on the terms of the merger agreement, including the proposed reduction of the termination fee, elimination of CFIUS approval as a condition to closing and, importantly, restructuring the transaction as a tender offer, followed by a back-end merger, which significantly reduced the risk to the Company of events arising between execution of the merger agreement and closing. A full discussion ensued among members of the Board, management, GT and representatives of Raymond James regarding the status of the proposed terms of the merger agreement. Representatives of Raymond James then reviewed with the Board the financial analysis prepared by Raymond James with respect to the consideration to be received by BioTelemetry stockholders in the transaction. Members of the Board asked numerous questions regarding the financial analysis and representatives of Raymond James answered such questions. On the basis of the foregoing discussions, the presentation by Raymond James and Philip’s “best and final” offer of $72 per share, the Board authorized management to continue to negotiate the terms of the merger agreement. Mr. Capper and the Company’s advisors indicated that the parties expected to come to agreement on the remaining open items during the course of the day and that they would expect to be in a position to present a finalized merger agreement for the Board’s consideration that evening or early on the morning of December 18.

S&C and GT held numerous telephone conference calls to continue to negotiate the terms of the merger agreement during which GT communicated the Company’s proposals of (a) a termination fee equal to

$75 million (or approximately 2.77% of the implied equity value of the Company in the transaction) and (b) a $50 million Divestiture Cap. Later that day, GT sent a revised merger agreement to S&C containing, among other things, BioTelemetry’s positions on the above-referenced open points. S&C and GT continued to negotiate the terms of the merger agreement throughout the day on December 17, 2020.

Early on the morning of December 18, 2020, the Board held a telephonic meeting with representatives of each of management, Raymond James and GT present. The Board had previously been provided copies of the final version of the proposed merger agreement (along with a redlined version reflecting changes to the agreement from the draft provided to the board on the morning of December 17), the Guarantee, the proposed exclusive forum selection bylaw amendment, proposed draft resolutions for the meeting and a summary presentation prepared by GT of the material terms of the merger agreement and the proposed bylaw amendment. Representatives of GT then reviewed with the Board the terms of the proposed merger agreement, including transaction structure, representations and warranties, interim operating covenants, non-solicitation provisions, the required efforts to close the Transactions, termination rights, the agreed termination fee of $75 million, the parties’ rights to seek specific performance and conditions to closing, including regulatory approval (including a $25 million Divestiture Cap as negotiated by the parties). Representatives of GT noted that the proposed merger agreement provided for the high degree of deal certainty sought by the Board given that the transaction was structured as a tender offer followed by a back-end merger and that CFIUS approval was no longer a condition to closing and otherwise addressed the Board’s concerns raised at its December 17 meeting. Representatives of GT also reviewed with the Board the fiduciary duties of the board of directors of a Delaware corporation in the context of the proposed transaction to be entered into by the Company and noted that the steps taken by the Board throughout the preceding two and one-half months and the negotiated terms of the proposed merger agreement were consistent with the proper discharge of the Board’s fiduciary duties in such circumstances. Members of the Board asked questions and discussed the merger agreement, and ultimately expressed approval for the positions that had been reached to resolve each of the key open issues and the merger agreement as a whole.

After discussion in which BioTelemetry’s directors considered numerous factors, which are described in further detail below in “—Reasons for Recommendation,” the Board requested that Raymond James render its opinion. Raymond James rendered its oral opinion to the Board (in its capacity as such), which Raymond James subsequently confirmed by the delivery of a written opinion dated December 18, 2020, to the effect that, as of December 18, 2020 and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Raymond James as set forth in its opinion, the consideration to be received by the holders of Shares (other than holders of Excluded Shares) in the Offer and Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Raymond James’ opinion is more fully described below in “—Opinion of Raymond James & Associates, Inc.” and such description is qualified in its entirety by reference to the full text of the written opinion of Raymond James dated December 18, 2020, which sets forth the assumptions made, matters considered and limits on the review undertaken, and which is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The Board then unanimously approved the Merger Agreement and the Transactions. The Board also unanimously declared it advisable and in the best interests of BioTelemetry and its stockholders to consummate the proposed transactions on the terms and subject to the conditions set forth in the Merger Agreement, and to recommend that BioTelemetry stockholders tender their shares in the tender offer as contemplated by the Merger Agreement. The Board also unanimously approved the exclusive forum selection bylaw amendment.

BioTelemetry, Parent and Purchaser then executed the Merger Agreement and Philips executed the Guarantee.

Before the opening of markets in Amsterdam on December 18, 2020, BioTelemetry and Philips jointly announced the execution of the Merger Agreement.

(ii) Reasons for Recommendation

The Board carefully considered the Offer, the Merger and the Transactions, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below. The Board has unanimously determined that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interest of BioTelemetry and its stockholders and recommends, on behalf of BioTelemetry, that BioTelemetry’s stockholders accept the Offer and tender their Shares pursuant to the Offer, for the following reasons:

•

Financial Terms of the Offer & Certainty of Value. The Board considered the aggregate value and form of the consideration to be received in the Offer and the Merger by BioTelemetry’s stockholders, and considered among other things:

•

the current and historical market prices of the Shares, including the market performance of the Shares relative to general market indices, and the fact that the cash Offer Price of $72.00 per Share represents a premium of:

•	17.5% to the $61.28 closing price per Share on December 16, 2020, the last full trading day before Raymond James’ presentation to the Board on December 17, 2020; and

•	34.2% to $53.66, the 30-day volume weighted average price for the Shares as of December 16, 2020.

•

the Board’s belief that (i) as a result of an active negotiating process, as described under “—Background of the Merger,” BioTelemetry had obtained Philips’ best offer, (ii) there was substantial risk of losing Philips’ final offer of $72.00 per Share if BioTelemetry continued to pursue a higher price and (iii) based on the conversations and negotiations with Philips, as of the date of the Merger Agreement, the Offer Price of $72.00 per Share represented the highest price reasonably obtainable by BioTelemetry under the circumstances;

•

the Board’s belief that, based on discussion with BioTelemetry’s financial advisor, and its knowledge of the industry and the operations of BioTelemetry, there was unlikely to be another acquiror of BioTelemetry willing to pay a higher price than Philips’ final offer of $72.00 per Share or that would have the ability to agree to and ultimately consummate the Transactions on the terms set forth in the Merger Agreement, even if BioTelemetry were to conduct an auction process or other solicitation of alternative acquisition proposals;

•

the fact that the consideration to be paid in the Offer and the Merger is payable solely in cash, which allows BioTelemetry’s stockholders to realize immediate and certain value in respect of their Shares, especially when viewed against the internal and external risks and uncertainties associated with certain macroeconomic conditions (as more fully described below), including the COVID-19 pandemic, and the potential impact of such risks and uncertainties on a standalone strategy and trading price of the Shares:

•

the uncertainty related to the spread of the COVID-19 pandemic and the potential consequences of such pandemic on the financial markets and BioTelemetry’s current and future business and operations, which may include (i) negative impacts on the manufacturing and distribution of BioTelemetry’s products and services as a result of government restrictions such as shelter-in-place orders and other restrictions due to COVID-19, (ii) the burden on hospitals and medical personnel resulting in the cancellation of non-essential medical appointments, which BioTelemetry’s business relies on to obtain prescriptions for its services, (iii) the impact of COVID-19 spreading within healthcare facilities, which has caused both patients and providers to delay or cancel appointments and procedures that result in the use of BioTelemetry’s products and services and (iv) the impact of restrictions on the ability of BioTelemetry’s sales and marketing personnel to access healthcare facilities on its sales and marketing efforts; and

•

the current state of the U.S. and global economies, including the increased volatility resulting from escalating political and global trade tensions, and the current and potential impact in both the near term and long term on the BioTelemetry’s industry; and

•

the opinion of Raymond James & Associates, Inc., dated December 18, 2020, to the Board (in its capacity as such) as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Shares (other than holders of Excluded Shares) of the Offer Price to be received by such holders (as more fully described below in the section entitled “—Opinion of Raymond James & Associates, Inc.”). The full text of the written opinion of Raymond James & Associates, Inc., dated December 18, 2020, which set forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in rendering the opinion, has been included as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

•	Likelihood and Speed of Consummation of the Offer and Merger. The Board considered the likelihood that the Transactions will be consummated in a timely manner, including:

•	the financial strength of Parent and its parent company, Philips, and its ability to fund the Offer Price with cash on hand;

•

the guarantee of Parent’s and Purchaser’s obligations under the Merger Agreement by Philips pursuant to the Merger Agreement, which was a substantial assurance that the Merger ultimately should be consummated on a timely basis;

•	the absence of any financing condition in the Merger Agreement;

•	the business reputation and capabilities of Parent and Philips, including their track record of successfully completing merger and acquisition transactions;

•	the likelihood of obtaining required regulatory approvals;

•

the limited nature of the conditions to Parent’s obligations to consummate the Offer and the Merger, including the definition of “Material Adverse Effect” that includes COVID-19 related carveouts and the exclusion of certain regulatory, industry and related matters relating to the products and services of BioTelemetry and Parent, provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 11 (The Merger Agreement; Other Agreements) of the Offer to Purchase;

•

the fact that the completion of the Offer is conditioned on meeting the Minimum Condition (as defined below under “Item 8. Additional Information—Stockholder Approval Not Required”), which condition cannot be changed, modified or waived without the prior written consent of BioTelemetry; and

•

the structure of the transaction as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before BioTelemetry’s stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

•	Opportunity to Receive Unsolicited Alternative Proposals and to Terminate the Merger Agreement in Order to Accept a Superior Proposal. The Board considered the following:

•	BioTelemetry’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

•

the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee of $75 million, which amount the Board believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals; and

•

the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that BioTelemetry’s stockholders tender their Shares to Purchaser pursuant to the Offer in certain circumstances, including in connection with a superior offer or a material event or development constituting a change in circumstances, subject to payment of the termination fee.

•

Risks of Remaining a Stand-alone Company. The Board’s assessment of BioTelemetry’s prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in BioTelemetry’s business, including:

•

the increasing and changing regulatory and compliance requirements for operating as a publicly held company that manufactures and distributes medical devices in the United States and international markets;

•	the fact that its services that are subject to and rely on reimbursements from the Medicare program administered by CMS, and the challenges faced in managing those requirements;

•	BioTelemetry’s ability to generate revenue growth and generate consistent positive cash flows; and

•	other risks of the type and nature as further described below in the section captioned “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” below.

•	Additional Factors. The Board considered the following additional factors:

•

the fact that BioTelemetry’s outside financial and legal advisors were involved in the negotiations and updated the Board directly and regularly throughout the process, which provided oversight and additional perspectives on the negotiations in addition to those of BioTelemetry’s management;

•

the fact that, under applicable Delaware law, the BioTelemetry stockholders who do not tender their Shares in the Offer and otherwise comply with the requirements of Delaware law would have the right to pursue their appraisal rights under Delaware law if the Merger is consummated; and

•

the fact that the terms and conditions of the Merger Agreement provide reasonable flexibility to operate BioTelemetry’s business during the pendency of the Merger, including with respect to actions in response to the COVID-19 pandemic.

The Board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:

•

the fact that the Offer Price, while providing relative certainty of value, would not allow BioTelemetry’s stockholders to participate in the possible growth and potential future earnings of BioTelemetry following the completion of the Transactions, which could result if BioTelemetry remained an independent, publicly traded company;

•

the fact that the pendency of the Merger may cause BioTelemetry to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with BioTelemetry and the effect of such disruptions on BioTelemetry’s operating results in the event that the Transactions are not consummated in a timely manner;

•	the potential risk of diverting management attention and resources from the operation of BioTelemetry’s business and towards completion of the Offer and the Merger;

•

the interests of BioTelemetry’s executive officers and directors and the fact that BioTelemetry’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of BioTelemetry’s stockholders, generally, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between BioTelemetry and its Executive Officers, Directors and Affiliates” above;

•	the costs involved in connection with entering into and completing the Transactions and related actions;

•

the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior offer) on:

•

the trading price of BioTelemetry’s common stock, which could be adversely affected by many factors, including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting BioTelemetry, (ii) the possibility that the marketplace would consider BioTelemetry to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of a termination of the Merger Agreement;

•	BioTelemetry’s ability to attract and retain key personnel and other employees;

•

BioTelemetry’s relationships with its employees, vendors and customers and others that do business or may do business in the future with BioTelemetry, including management and certain other employees who will have expended considerable time and effort to consummate the Transactions; and

•	BioTelemetry’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

•

the effect of the non-solicitation provisions of the Merger Agreement that restrict BioTelemetry’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire BioTelemetry, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, BioTelemetry will be required to pay a termination fee of $75 million, which could discourage certain alternative proposals for an acquisition of BioTelemetry within 12 months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

•	the fact that the gain realized by BioTelemetry’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•

the effect of the restrictions in the Merger Agreement on the conduct of BioTelemetry’s business prior to the consummation of the Merger, which may delay or prevent BioTelemetry from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action BioTelemetry would otherwise take with respect to the operations of BioTelemetry absent the pending Merger; and

•	other risks of the type and nature as further described below in the section captioned “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” below.

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, BioTelemetry and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (iii) approved the execution, delivery and performance by BioTelemetry of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of BioTelemetry tender their Shares to Purchaser pursuant to the Offer.

The foregoing discussion of the Board’s reasons for its recommendation that BioTelemetry’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive but addresses the material information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, BioTelemetry’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of BioTelemetry’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above. The foregoing discussion of the information and factors considered by the Board is forward-looking in nature. This information should be read in light of the factors set forth in the section entitled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” below.

(iii) Certain Financial Projections

Other than the annual financial guidance made publicly available, BioTelemetry does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. However, in connection with the evaluation of the Offer and the Merger, our senior management provided to the Board certain non-public, unaudited prospective financial information that management had previously prepared to assist the Board in considering, analyzing and evaluating potential strategic alternatives for the Company, including the Offer and the Merger. As discussed above under “Background of the Merger,” in December 2020, management revised the projections provided to the Board and to Raymond James to reflect the final CMS reimbursement schedule announced for 2021 (collectively, the “Projections”), which Projections included a higher forecasted Adjusted EBITDA in 2021 through 2025. The Projections were also provided to Philips, Parent and Purchaser in connection with their evaluation of the Transactions.

BioTelemetry management provided the Projections to our Board and to Raymond James and, consistent with the view of BioTelemetry management that the Projections then reflected the best currently available estimates and good faith judgments of management as to the future financial performance of BioTelemetry, our Board directed Raymond James to use the Projections in connection with the rendering of its opinion to the Board and performing its related financial analysis.

The Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. The non-GAAP financial measures used in the Projections were relied upon by the Board in connection with its consideration of the Offer, the Merger and the Offer Price and were approved by the Board for use by Raymond James in connection with its financial analysis and opinion. While BioTelemetry believes that such non-GAAP financial measures provide useful supplemental information in analyzing BioTelemetry’s financial results, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by BioTelemetry may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors, financial advisors or to an acquiror in connection with a proposed business combination transaction such as the proposed Transactions if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board or BioTelemetry’s financial advisor in connection with the Offer or the Merger. Accordingly, BioTelemetry has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures. The Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.

The Projections reflect estimates and assumptions made by BioTelemetry’s management with respect to general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond BioTelemetry’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on BioTelemetry’s business and its results of operations. The Projections also reflect assumptions as to certain business decisions that are subject to change.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding BioTelemetry in our public filings with the SEC. The Projections were developed by BioTelemetry management on a standalone basis without giving effect to the Merger and the other transactions contemplated by the Merger Agreement, and therefore the Projections do not give effect to Transactions or any changes to our operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the Transactions. Furthermore, the Projections do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context.

The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that BioTelemetry or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Our management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.

The information set forth below is included solely to give BioTelemetry stockholders access to certain financial projections that were made available to our Board and Raymond James and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose.

The following table sets forth a summary of the Projections:

	LTM(1)	2020E	2021E	2022E	2023E	2024E	2025E
Total Revenue	$444.9	$447.3	$527.9	$598.1	$681.8	$785.7	$916.5
Net Income (GAAP)	$21.9	$28.3	$51.3	$74.2	$94.9	$119.9	$152.8
Total Cash Flow From Operations		$101.5	$137.6	$158.0	$172.4	$200.7	$238.6
Free Cash Flow(2)		$65.0	$95.7	$112.0	$121.7	$145.0	$177.2
Unlevered Free Cash Flow(2)		$67.5	$97.4	$112.9	$121.9	$145.0	$177.3
Adjusted EBITDA(3)	$121.2	$118.0	$147.0	$180.9	$214.3	$253.5	$303.3
Net Debt(4)	$62.8	$62.5	$(33.0)	$(145.0)	$(266.7)	$(411.7)	$(588.9)

(1)	LTM is calculated as the last twelve months as of October 31, 2020.
(2)

Free Cash Flow is calculated as estimated Total Cash Flow From Operations, less estimated capital expenditures, and Unlevered Free Cash Flow is calculated as Free Cash Flow plus estimated interest expense. Free Cash Flow and Unlevered Free Cash Flow are non-GAAP measures.

(3)	Adjusted EBITDA is defined as earnings before income and taxes (EBIT) plus stock-based compensation, depreciation and amortization and other non-cash charges. Adjusted EBITDA is a non-GAAP measure.
(4)	Net Debt is calculated as estimated Total Debt less estimated Total Cash. Net Debt is a non-GAAP measure.

(iv) Opinion of Raymond James & Associates, Inc.

BioTelemetry retained Raymond James as financial advisor and pursuant to that engagement, the Board requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of Shares (other than the holders of Excluded Shares) of the consideration to be received by such holders pursuant to the Merger Agreement.

At the December 17-18, 2020 meeting of the Board, representatives of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Board dated December 18, 2020, as to the fairness, as of such date, from a financial point of view, to the holders of Shares (other than the holders of Excluded Shares) of the consideration to be received by such holders in the Offer and the Merger pursuant to the Merger Agreement, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Annex I to this Schedule 14D-9. The summary of the opinion of Raymond James set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such written opinion. Holders of Shares are urged to read the opinion in its entirety.

Raymond James provided its opinion for the information of the Board (in its capacity as such) in connection with, and for purposes of, its consideration of the Merger and its opinion only addresses whether the consideration to be received by the holders of the Shares (other than the holders of Excluded Shares) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address any other term or aspect of the Merger Agreement or the Offer or the Merger. The Raymond James opinion does not constitute a recommendation to the Board or to any holder of Shares as to how the Board, such stockholder or any other person should vote or otherwise act with respect to the Merger or any other matter or whether to tender Shares in connection with the Offer or otherwise.

In connection with its review of the Offer and Merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft dated December 17, 2020 of the Merger Agreement (the “Draft Agreement”);

•

reviewed certain information related to the historical, current and future operations, financial condition and prospects of BioTelemetry made available to Raymond James by or on behalf of BioTelemetry, including, but not limited to, the Projections;

•

reviewed BioTelemetry’s audited financial statements for fiscal years ended December 31, 2018 and 2019, unaudited financial statements for the nine month period ended September 30, 2020, and unaudited balance sheets as of October 31, 2020, and statements of income and cash flows for the month then ended;

•	reviewed BioTelemetry’s recent public filings and certain other publicly available information regarding BioTelemetry and the industry in which it operates;

•	reviewed the financial and operating performance of BioTelemetry and those of other selected public companies that Raymond James deemed to be relevant;

•	considered certain publicly available financial terms of certain transactions that Raymond James deemed to be relevant;

•

reviewed the current and historical market prices and trading volume for the Shares, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	conducted such other financial studies, analyses and inquiries and considered such other factors, as Raymond James deemed appropriate;

•

received a certificate addressed to Raymond James from a member of senior management of BioTelemetry regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of BioTelemetry; and

•

discussed with members of the senior management of BioTelemetry certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry including, but not limited to, the past and current business operations of BioTelemetry and the financial condition and future prospects and operations of BioTelemetry.

With the Board’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of BioTelemetry, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of BioTelemetry. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with the Board’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of BioTelemetry and Raymond James relied upon BioTelemetry to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Raymond James assumed that the final form of the Merger Agreement would be substantially similar to the Draft Agreement reviewed by Raymond James, and that the Offer and Merger would be consummated in accordance with the terms of the Merger Agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the Offer and Merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Offer and Merger or BioTelemetry that would be material to its analyses or opinion.

Raymond James expressed no opinion as to the underlying business decision to effect the Offer and Merger, the structure or tax consequences of the Offer and Merger, or the availability or advisability of any alternatives to the Offer and Merger. The Raymond James opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Shares (other than the holders of Excluded Shares). Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the Board to approve or consummate the Offer and Merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting, regulatory or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of BioTelemetry, on the fact that BioTelemetry was assisted by legal, accounting and tax advisors, and, with the consent of BioTelemetry relied upon and assumed the accuracy and completeness of the assessments by BioTelemetry and its advisors, as to all legal, accounting, regulatory and tax matters with respect to BioTelemetry and the Offer and Merger.

In formulating its opinion, Raymond James considered only the consideration to be received by the holders of Shares (other than holders of Excluded Shares), and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of BioTelemetry, or such class of persons, in connection with the Offer or Merger whether relative to the consideration or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the Offer and Merger to the holders of any class of securities, creditors or other constituencies of BioTelemetry, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the Offer and Merger to any one class or group of BioTelemetry’s or any other party’s security holders or other constituents vis-à-vis any other class or group of BioTelemetry’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Offer and Merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the Offer and Merger on the solvency or viability of BioTelemetry or Parent or the ability of BioTelemetry or Parent to pay their respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Board at its meeting on December 17-18, 2020, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to BioTelemetry or the contemplated Offer and Merger.

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of 17 selected companies that have securities that were publicly traded on exchanges in the United States. Twelve of the public companies were selected based on product, technology or end-market characteristics including: (a) develop patient monitoring or atrial fibrillation technologies or provide health-related services that Raymond James deemed relevant to BioTelemetry or (b) provide clinical research services and have an enterprise value (which Raymond James defined as fully-diluted equity value, calculated using the treasury stock method, plus debt, preferred equity and non-controlling interests, less cash and cash equivalents, marketable securities and restricted cash) less than $10.0 billion (collectively, the “Industry Reference Companies”), and five of the companies were selected based on certain industry, revenue growth and profitability characteristics including: selected public medical technology companies that Raymond James deemed relevant to BioTelemetry that have LTM revenue between $100 million and $1.5 billion, calendar year (“CY”) 2020 estimated (“E”) and CY 2021E revenue growth less than 25%, last twelve month (“LTM”) gross margin greater than 50% and LTM adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) margin between 15% and 35% (collectively, the “Financial Profile Reference Companies”). EBITDA was adjusted to add back stock-based compensation, depreciation and amortization, and one-time charges. The Industry Reference Companies and Financial Profile Reference Companies were:

Industry Reference Companies

•	Boston Scientific Corporation

•	ResMed Inc.

•	Teladoc Health, Inc.

•	Laboratory Corporation of America Holdings

•	Quest Diagnostics Incorporated

•	Masimo Corporation

•	PRA Health Sciences, Inc.

•	Syneos Health, Inc.

•	Hill-Rom Holdings, Inc.

•	iRhythm Technologies, Inc.

•	Medpace Holdings, Inc.

•	AtriCure, Inc.

Financial Profile Reference Companies

•	Globus Medical, Inc.

•	Integra LifeSciences Holdings Corporation

•	CONMED Corporation

•	NuVasive, Inc.

•	LeMaitre Vascular, Inc.

Raymond James calculated various financial multiples for each selected company, including enterprise value (market value plus debt, plus preferred stock, plus minority interests, less cash and equivalents) compared to Wall Street research analysts’ projected EBITDA for the selected companies for calendar years ending December 31, 2020 and 2021, referred to as CY20E and CY21E. The estimates published by Wall Street research analysts were not prepared in connection with the Offer and Merger or at the request of Raymond James and may or may not prove to be accurate. Raymond James excluded outlier multiples that were above or below two standard deviations from the mean and reviewed the resulting mean, median, reference high and reference low valuation multiples of the selected public companies and compared them to corresponding valuation multiples for BioTelemetry implied by the consideration to be received by holders of Shares. The reference high value multiples were calculated by adding 15% to the higher of the mean and the median and the reference low valuation multiples were calculated by subtracting 15% from the lower of the mean and median. The results of the selected public companies analysis are summarized below:

Industry Reference Companies

Enterprise Value/EBITDA
	CY20E	CY21E
Mean	21.8x	19.3x
Median	18.4x	15.1x
Reference Low	15.7x	12.9x
Reference High	25.1x	22.2x
Consideration	23.4x	18.8x

Financial Profile Reference Companies

Enterprise Value/EBITDA
	CY20E	CY21E
Mean	21.7x	17.1x
Median	22.6x	19.2x
Reference Low	18.5x	14.5x
Reference High	26.0x	22.1x
Consideration	23.4x	18.8x

Furthermore, Raymond James applied the mean, median, reference low and reference high valuation multiples for each of the metrics to BioTelemetry’s projected financial results and determined the implied equity price per Share and then compared those implied equity values per share to the Offer Price of $72.00 per share. The results of this are summarized below:

Industry Reference Companies

	Enterprise Value /Adj. EBITDA
	CY20E	CY21E
Mean	$67.14	$74.03
Median	56.42	57.77
Reference Low	47.71	48.86
Reference High	77.46	85.38

Financial Profile Reference Companies

	Enterprise Value /Adj. EBITDA
	CY20E	CY21E
Mean	$66.78	$65.52
Median	69.70	73.90
Reference Low	56.51	55.44
Reference High	80.41	85.24

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to 22 selected acquisitions that closed since January 1, 2017 that it deemed relevant and for which financial information was publicly available. Fourteen of the transactions involved targets that develop patient monitoring or atrial fibrillation technologies, provide health-related services that Raymond James deemed relevant to BioTelemetry, or provide clinical research services with enterprise values greater than $100.0 million (collectively, the “Industry Reference Transactions”), eight of the transactions involved medical technology targets that Raymond James deemed relevant to BioTelemetry, with LTM revenue between $100.0 million and $1.5 billion, and LTM EBITDA greater than $25.0 million (collectively, the “Financial Profile Reference Transactions”), and prepared a summary of the relative valuation multiples paid in these transactions. The Industry Reference Transaction and the Financial Profile Reference Transactions used in the analysis (and the month and year such each transaction closed) included:

Industry Reference Transactions

•	Livongo Health, Inc. was acquired by Teladoc Health, Inc. in October 2020

•	Medidata Solutions, Inc. was acquired by Dassault Systemes Americas Corp. in October 2019

•	CAS Medical Systems, Inc. was acquired by Edwards Lifesciences Corporation in April 2019

•	athenahealth, Inc. was acquired by Veritas Capital Fund Management, L.L.C. in February 2019

•	Technology business of MModal IP LLC was acquired by 3M Company in February 2019

•	MatrixCare, Inc. was acquired by ResMed Inc. in November 2018

•	Envision Healthcare Corporation was acquired by KKR & Co. Inc. in October 2018

•	Advance Medical Health Care Management S.A. was acquired by Teladoc Health, Inc. in May 2018

•	PAREXEL was acquired by Pamplona Capital Management LLP in September 2017

•	Chiltern International Limited was acquired by Covance Inc. in August 2017

•	inVentiv Health was acquired by INC Research Holdings in August 2017

•	Best Doctors, Inc. was acquired by Teladoc Health, Inc. in July 2017

•	LifeWatch AG was acquired by BioTelemetry in June 2017

•	St. Jude Medical, Inc. was acquired by Abbott Laboratories in January 2017

Financial Profile Reference Transactions

•	Wright Medical Group N.V. was acquired by Stryker Corporation in November 2020

•	Acelity, Inc. was acquired by 3M Company in October 2019

•	DJO Global, Inc. was acquired by Colfax Corporation in February 2019

•	Exactech, Inc. was acquired by TPG Capital, L.P. in February 2018

•	Argon Medical Devices Holdings, Inc. was acquired by Weigao International Medical in January 2018

•	J&J’s Codman Neurosurgery Business was acquired by Integra LifeSciences Holdings in October 2017

•	BSN Medical Luxembourg Group Holding was acquired by Svenska Cellulosa Aktiebolaget in April 2017

•	Cynosure, Inc. was acquired by Hologic, Inc. in March 2017

Raymond James examined valuation multiples of transaction enterprise values compared to the target companies’ LTM EBITDA for twelve months ended prior to announcement of the transaction, where such information was publicly available. Raymond James excluded outlier multiples that were above or below two standard deviations from the mean and reviewed the resulting mean, median, reference low and reference high valuation multiples of the selected transactions and compared them to corresponding valuation multiples for BioTelemetry implied by the consideration to be received by holders of Shares. Furthermore, Raymond James applied the mean, median, reference low and reference high valuation multiples to BioTelemetry’s actual trailing twelve months adjusted EBITDA to determine the implied equity price per share and then compared those implied equity values per share to the consideration to be received by holders of Shares. BioTelemetry’s EBITDA was adjusted to add back stock-based compensation, and other non-cash charges. The results of the selected transactions analysis are summarized below:

Industry Reference Transactions

	Enterprise Value/Trailing Twelve Months EBITDA	Implied Equity Price Per Share
Mean	20.6x	$64.95
Median	17.1x	53.66
Reference Low	14.5x	45.36
Reference High	23.6x	74.94
Consideration	22.7x	$72.00

Financial Profile Reference Transactions

	Enterprise Value/Trailing Twelve Months EBITDA	Implied Equity Price Per Share
Mean	19.3x	$60.88
Median	14.4x	45.11
Reference Low	12.3x	38.09
Reference High	22.2x	70.26
Consideration	22.7x	$72.00

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of BioTelemetry’s projected free cash flows for the years ending December 31, 2020 through 2025 on a standalone basis. Raymond James used unlevered free cash flows, defined as cash flows from operations less capital expenditures plus interest expense.

The discounted cash flow analysis was based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2025 as the final year for the analysis. Raymond James calculated terminal values for BioTelemetry by applying a range of perpetuity growth rates of 3.0% to 5.0% to calendar year 2025 unlevered free cash flow in order to derive a range of terminal values for BioTelemetry.

The projected unlevered free cash flows and terminal values were discounted using rates ranging from 10.0% to 12.0%, which reflected the weighted average after-tax cost of debt and equity capital associated with executing BioTelemetry’s business plan. The resulting range of present enterprise values was adjusted by BioTelemetry’s current capitalization and divided by the number of fully diluted shares outstanding in order to arrive at a range of present values per share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for BioTelemetry implied by the consideration to be received by holders of Shares. The results of the discounted cash flow analysis are summarized below:

Equity Value/ Per Share
Reference Low	$41.01
Reference High	72.33
Consideration	$72.00

Transaction Premium Analysis. Solely for informational purposes, Raymond James analyzed the stock price premiums paid in 64 merger and acquisition transactions closed since January 1, 2018 with a market capitalization between $1.0 billion and $5.0 billion where 100% of the target was acquired and the target was located in the United States or Canada. Raymond James measured each transaction price per share relative to each target’s closing price per share one day, seven days and thirty days prior to announcement of the transaction. Raymond James excluded outlier percentages that were above or below two standard deviations from the mean and compared the resulting mean, median, minimum and maximum premiums paid from this set of transactions to the consideration to be received by holders of Shares expressed as a premium relative to the closing stock price of BioTelemetry on December 16, 2020. The results of the transaction premium analysis are summarized below:

	Implied Premium
	1-day	1-week	1-month
Mean	27.8%	27.5%	31.7%
Median	19.2%	20.3%	26.9%
Minimum	5.6%	7.7%	3.0%
Maximum	73.6%	77.0%	90.4%
Consideration	$72.00	$72.00	$72.00
Company closing stock price per share	$63.27	$59.46	$48.30
Implied Transaction premium	13.8%	21.1%	49.1%

Trading Analysis. Solely for informational purposes, Raymond James analyzed historical closing prices of BioTelemetry and compared them to the value of the proposed consideration to be paid to holders of Shares. The results of this analysis are summarized below:

	Price Per Share	Implied Premium
Consideration	$72.00	—
BioTelemetry closing stock price as of December 16, 2020	61.28	17.5%
52-week high BioTelemetry stock price (December 15, 2020)	63.27	13.8%

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of BioTelemetry.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of BioTelemetry. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Board (in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of Shares (other than holders of Excluded Shares) of the consideration to be received by such holders in connection with the proposed Offer and Merger pursuant to the Merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Board in making its determination to approve the Offer and Merger. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the Board’s or BioTelemetry management’s views with respect to BioTelemetry or the Offer or Merger. Raymond James provided advice to BioTelemetry with respect to the Offer and Merger. Raymond James did not, however, recommend any specific amount of consideration to the Board or that any specific consideration constituted the only appropriate consideration for the Offer and Merger. In addition, Raymond James was only authorized to solicit a limited number of parties regarding a potential transaction with BioTelemetry and Raymond James did not advise BioTelemetry with respect to its strategic alternatives. BioTelemetry placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it as of December 16, 2020, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of BioTelemetry since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect. As BioTelemetry was aware, there was significant uncertainty as to the potential direct and indirect business, financial, legal, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, governments, regulatory agencies, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”). Raymond James expressed no opinion as to the potential impact of the Pandemic Effects on the analyses of Raymond James, its opinion, the Offer or Merger or BioTelemetry.

During the two years preceding the date of Raymond James’ written opinion, Raymond James has not been engaged by, performed services for or received any compensation from BioTelemetry (other than any amounts that were paid to Raymond James under the engagement letter described in Schedule 14D-9 pursuant to which Raymond James was retained as a financial advisor to BioTelemetry to assist in reviewing strategic alternatives) or Parent (other than having served as the financial advisor to a subsidiary of Philips in the sale of Photonics GmbH to the TRUMPF Group in March 2019 for which Raymond James received a fee of approximately $1.5 million).

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of BioTelemetry and Philips for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to BioTelemetry and/or Philips or other participants in the Offer or Merger in the future, for which Raymond James may receive compensation.

(v) Intent to Tender

As of December 23, 2020, our directors and executive officers, as a group, beneficially owned 292,557 Shares (excluding shares of capital stock of BioTelemetry issuable upon the exercise of Stock Options or the settlement of RSUs or PSUs), representing less than 1% of the then outstanding Shares. To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially by such persons immediately prior to the Expiration Time. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Pursuant to Raymond James’ engagement letter with BioTelemetry, BioTelemetry retained Raymond James as its financial advisor in connection with the Offer and the Merger and to render Raymond James’ opinion to the Board referred to in “Item 4. The Solicitation or Recommendation” above. Raymond James’ opinion to the Board does not constitute a recommendation to any stockholder of BioTelemetry as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should act on any matter relating to the Offer or the Merger. Raymond James is entitled to a nonrefundable fee of $1,500,000 that became payable upon Raymond James’ delivery of its opinion on December 18, 2020 to our Board, which is creditable against the fee described in the next sentence. In connection with Raymond James’ services as a financial advisor to BioTelemetry, BioTelemetry has agreed to pay Raymond James an aggregate fee of approximately $23.5 million payable contingent upon consummation of the Transactions. In addition, BioTelemetry has agreed to reimburse certain of Raymond James’ expenses arising, and to indemnify Raymond James against certain liabilities that may arise, out of Raymond James’ engagement.

BioTelemetry has engaged D. F. King & Co., Inc. (“D.F. King”) to assist with communications with BioTelemetry’s stockholders in connection with the Offer. BioTelemetry has agreed to pay customary compensation to D.F. King for such services. In addition, BioTelemetry has agreed to reimburse D.F. King for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of the engagement.

Except as otherwise described above, neither BioTelemetry nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to its stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of BioTelemetry, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to our Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), BioTelemetry is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of BioTelemetry’s securities by BioTelemetry, BioTelemetry’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving BioTelemetry or

BioTelemetry’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of BioTelemetry or any subsidiary of BioTelemetry or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of BioTelemetry.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 11 (The Merger Agreement; Other Agreements) of the Offer to Purchase.

Item 8. Additional Information.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for BioTelemetry’s named executive officers as reflected in the Proxy Statement that is based on or otherwise relates to the Offer and the Merger, assuming that the Expiration Time will occur on February 9, 2021 and that the named executive officer’s employment was terminated by BioTelemetry without cause or the named executive officer resigned for good reason (as such terms are defined in the named executive officers’ Employment Agreements) on the same day. The calculations in the table below include amounts the named executive officers would receive as payment for cancellation of unvested RSUs, PSUs and Stock Options that are outstanding as of December 23, 2020 and are based upon each named executive officer’s base salary rate and target annual performance incentive bonus in effect as of the date of this filing. In addition, the quantifications set forth in the below table assume each named executive officer has properly executed any required releases and complied with all requirements (including applicable restrictive covenants) necessary in order to receive the payments and benefits. The calculations in the table below do not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of BioTelemetry’s salaried employees, and assume no withholding taxes or reductions for potential golden parachute excise taxes are applicable to any payments set forth in the table. All of the amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

Name	Cash if Comp. Actions Not Taken ($)(2)	Cash if Comp. Actions Taken ($)(3)	Equity($)(4)	Perquisites/ benefits if Comp. Actions Not Taken ($)(5)	Perquisites/ benefits if Comp. Actions Taken ($)(6)	Total if Comp. Actions Not Taken ($)	Total if Comp. Actions Taken ($)
Joseph H. Capper	2,720,000	2,720,000	8,886,870	16,548	16,548	11,623,418	11,623,418
Heather C. Getz	671,200	1,006,800	3,286,944	13,056	19,584	3,971,200	4,313,328
Fred (Andy) Broadway III	592,000	888,000	1,719,396	13,056	19,584	2,324,452	2,626,980
Daniel Wisniewski	537,000	537,000	1,163,635	10,207	10,207	1,710,842	1,710,842
Peter F. Ferola(1)	—	—	—	—	—	—	—

(1)

Mr. Ferola, former Senior Vice President and General Counsel, resigned his position at BioTelemetry effective December 31, 2019. Mr. Ferola is not entitled to any compensation or benefits in connection with the Offer and the Merger.

(2)

This amount reflects the cash severance payment under the executive’s Employment Agreement upon a termination by us without cause or upon the resignation of the executive for good reason, regardless of whether there is a change in control, as further described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Potential Payments and Benefits upon Termination or Change in Control–Employment Agreements,” assuming for each of Ms. Getz and Mr. Broadway, the Board does not act to increase the severance entitlement under each officer’s respective Employment Agreement as further described above in the section captioned “Item 3. Past Contacts, Transactions,

Negotiations and Agreements—Potential Payments and Benefits upon Termination or Change in Control–Other Compensation Actions.” Such amounts are “double-trigger” (i.e., the benefits are payable only upon a termination by us without cause or upon the resignation by the executive for good reason following the Effective Time).

Set forth below are the separate values of each of the base salary and target annual performance incentive bonus components of each named executive officer’s cash severance payment:

Name	Base Salary Component ($)	Target Annual Performance Incentive Bonus Component ($)	Total ($)
Joseph H. Capper	1,360,000	1,360,000	2,720,000
Heather C. Getz	419,500	251,700	671,200
Fred (Andy) Broadway III	370,000	222,000	592,000
Daniel Wisniewski	358,000	179,000	537,000
Peter F. Ferola(1)	—	—	—

(3)

This amount reflects the potential cash severance payment that may be made to the executive upon a termination by us without cause or upon the resignation of the executive for good reason, regardless of whether there is a change of control, if the Board acts to increase the severance entitlement under each such executive’s respective Employment Agreement as further described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Potential Payments and Benefits upon Termination or Change in Control–Other Compensation Actions.” Such amounts would be “double-trigger” (i.e., the benefits are payable only upon a termination by us without cause or upon the resignation by the executive for good reason following the Effective Time).

Set forth below are the separate values of each of the base salary and target annual performance incentive bonus components of each applicable named executive officer’s cash severance payment if such Board action is taken:

Name	Base Salary Component ($)	Target Annual Performance Incentive Bonus Component ($)	Total ($)
Heather C. Getz	629,250	377,550	1,006,800
Fred (Andy) Broadway III	555,000	333,000	888,000

(4)

This amount reflects the aggregate dollar value of all payments in cancellation of unvested stock options, unvested RSUs and unvested PSUs held by the named executive officers that are expected to vest “single-trigger” pursuant to the terms of the Merger Agreement (i.e., the benefits are conditioned only upon the occurrence of the Offer and the Merger), as further described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Treatment of Stock Options” and “—Treatment of Restricted Stock Units and Performance Stock Units.”

Name	Value of Unvested Stock Options ($)	Value of Unvested RSUs ($)	Value of Unvested PSUs at Target Performance ($)
Joseph H. Capper	1,752,822	3,567,024	3,567,024
Heather C. Getz	566,784	1,540,080	1,180,080
Fred (Andy) Broadway III	343,188	688,104	688,104
Daniel Wisniewski	225,907	468,864	468,864
Peter F. Ferola(1)	—	—	—

(5)

Represents the value of welfare benefits that the executive will continue to receive following a termination by us without cause or upon the resignation of the executive for good reason after the Effective Time, as further described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Potential Payments and Benefits upon Termination or Change in Control–Employment

Agreements,” assuming for each of Ms. Getz and Mr. Broadway, the Board does not act to increase the benefits entitlement under each officer’s respective Employment Agreement as further described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Potential Payments and Benefits upon Termination or Change in Control—Other Compensation Actions.” Such benefits are “double-trigger.”
(6)

Represents the value of welfare benefits that the executive will continue to receive following a termination by us without cause or upon the resignation of the executive for good reason after the Effective Time if the Board acts to increase the benefits entitlement under each such executive’s respective Employment Agreement as further described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Potential Payments and Benefits upon Termination or Change in Control—Other Compensation Actions.” Such benefits would be “double-trigger.”

Conditions to the Offer

The information set forth in Section 15 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On December 18, 2020, our Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, BioTelemetry and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (iii) approved the execution, delivery and performance by BioTelemetry of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger and (iv) resolved to recommend that the stockholders of BioTelemetry tender their Shares to Purchaser pursuant to the Offer. If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), represent at least one more than 50% of the total number of Shares outstanding at the Expiration Time (the “Minimum Condition”), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where BioTelemetry is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our Board has approved the Merger Agreement and the Transactions, as described in “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of BioTelemetry who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that BioTelemetry will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to BioTelemetry at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform BioTelemetry of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer, or if Shares are tendered in the Offer, properly withdraw the tendered Shares prior to the Expiration Time;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to BioTelemetry, Inc., 1000 Cedar Hollow Road, Malvern, Pennsylvania 19355, Attention: Cody Wm. Cowper, Vice President, Legal & Corporate Secretary. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. BioTelemetry is under no obligation to and has no present intention to file a petition and holders should not assume that BioTelemetry will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder,” and such Shares, “Dissenting Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenting Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Dissenting Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the Delaware Court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder, who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisitions of voting securities or assets may not be consummated until Premerger Notification and Report Forms have been filed for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to the acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Under the terms of the Merger Agreement, BioTelemetry and Parent have agreed to file all notifications and other materials required under the HSR Act in connection with the purchase of Shares in the Offer and the Merger promptly after the date of the Merger Agreement. Expiration or termination of the HSR Act’s waiting period is a condition to the consummation of the Offer.

In addition to the filing under the HSR Act, the U.S. federal antitrust agencies, foreign competition law authorities, U.S. state attorneys general, or private persons may bring legal action under competition or antitrust law seeking to enjoin the Transaction, seeking to add conditions to the completion of the Offer or, if Shares have already been acquired, seeking to require disposition of such Shares. There can be no assurance that a challenge to the Offer on competition or antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action results in a judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the acquisition of Shares in the Offer or Merger, Parent and Purchaser may not be obligated to consummate the Offer or the Merger.

Foreign Investment in the United States

Section 721 of the Defense Production Act of 1950, as amended (“Section 721”), empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s acquisition or investment threatens to impair the national security of the U.S. and that such threat cannot be adequately and appropriately resolved through a CFIUS mitigation agreement or other existing law. CFIUS, pursuant to Section 721, has been delegated the authority to review proposed transactions, including, when appropriate, by receiving a notice of a proposed transaction, conducting a review of a proposed transaction, determining when an investigation of a proposed transaction is warranted, conducting an investigation, requiring mitigation measures and submitting recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. BioTelemetry and Parent have elected to file a declaration to CFIUS pursuant to 31 C.F.R. § 801.402.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential plans, and future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will be” and similar expressions. Although BioTelemetry’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of BioTelemetry, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks relating to the ability to complete and the timing of completion of the Transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement; the uncertainties inherent in BioTelemetry’s industry, including increasing and changing regulatory and compliance requirements obligations and oversight by regulatory authorities; and BioTelemetry’s industry, business strategy, goals and expectations concerning its market position, future operations, future performance or results, profitability, capital expenditures, liquidity and capital resources and other financial and operating information.

The forward-looking statements contained in this Schedule 14D-9 are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; and the effects of disruption from the Transactions of BioTelemetry’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, vendors or customers. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts BioTelemetry’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on the parties’ consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in BioTelemetry’s public filings with the SEC from time to time, including BioTelemetry’s most recent Annual Report on Form 10-K for the year ended December 31, 2019, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. BioTelemetry’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and BioTelemetry does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated December 23, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Koninklijke Philips N.V., Philips Holding USA Inc. and Davies Merger Sub, Inc. filed December 23, 2020 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Summary Advertisement as published in the New York Times on December 23, 2020 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(7)	Joint Press Release issued by BioTelemetry, Inc. and Koninklijke Philips N.V., dated December 18, 2020 (incorporated by reference to Exhibit 99.1 to BioTelemetry’s Schedule 14D9-C filed December 18, 2020).

(a)(8)	Letter to BioTelemetry, Inc. Employees, first sent on December 18, 2020 (incorporated by reference to Exhibit 99.2 to BioTelemetry’s Schedule 14D9-C filed December 18, 2020).

(a)(9)	BioTelemetry, Inc. employee FAQs, first made available on December 18, 2020 (incorporated by reference to Exhibit 99.3 to BioTelemetry’s Schedule 14D9-C filed December 18, 2020).

(a)(10)	Message from Philips to BioTelemetry, Inc. Employees, first sent on December 18, 2020 (incorporated by reference to Exhibit 99.4 to BioTelemetry’s Schedule 14D9-C filed December 18, 2020).

(a)(11)	Social Media Post, dated December 22, 2020 (incorporated by reference to Exhibit 99.1 to BioTelemetry’s Schedule 14D9-C filed December 22, 2020).

(a)(12)	Opinion of Raymond James & Associates, Inc., dated December 18, 2020 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of December 18, 2020, among BioTelemetry, Inc., Philips Holding USA Inc. and Davies Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to BioTelemetry’s Current Report on Form 8-K (No. 000-55039) filed December 21, 2020).

(e)(2)*	Guarantee, dated as of December 18, 2020, delivered by Koninklijke Philips N.V. in favor of BioTelemetry, Inc.

(e)(3)*	Confidentiality Agreement, dated as of October 23, 2020, by and between BioTelemetry, Inc. and Koninklijke Philips N.V.

(e)(4)	Definitive Proxy Statement of BioTelemetry, Inc. on Schedule 14A (incorporated by reference to BioTelemetry’s Schedule 14A (File No. 000-55039), filed March 24, 2020).

(e)(5)	BioTelemetry, Inc. 2017 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to BioTelemetry’s Registration Statement on Form S-8 (File No. 333-218228), filed May 25, 2017).

(e)(6)	Form of Option Award Agreement under the BioTelemetry, Inc. 2017 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.2 to BioTelemetry’s Quarterly Report on Form 10-Q (File No. 000-55039), filed April 27, 2018).

Exhibit No.	Description

(e)(7)	Form of Restricted Stock Unit Award Agreement under the BioTelemetry, Inc. 2017 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.3 to BioTelemetry’s Quarterly Report on Form 10-Q (File No. 000-55039), filed April 27, 2018).

(e)(8)	Form of Performance Stock Unit Award Agreement under the BioTelemetry, Inc. 2017 Omnibus Incentive Plan under the BioTelemetry, Inc. 2017 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.4 to BioTelemetry’s Quarterly Report on Form 10-Q (File No. 000-55039), filed April 27, 2018).

(e)(9)	BioTelemetry, Inc. 2008 Non-Employee Directors’ Stock Option Plan and Form of Stock Option Agreement thereunder (incorporated herein by reference to Exhibit 10.4 to BioTelemetry’s Registration Statement on Form S-1 (File No. 333-145547), filed February 28, 2008).

(e)(10)	BioTelemetry, Inc. 2017 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.2 to BioTelemetry’s Registration Statement on Form S-8 (File No. 333-218228), filed May 25, 2017).

(e)(11)	BioTelemetry, Inc. Compensation Program for Non-Employee Directors (incorporated herein by reference to Exhibit 10.1 to BioTelemetry’s Quarterly Report on Form 10-Q (File No. 000-55039), filed July 31, 2019).

(e)(12)	BioTelemetry, Inc. Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.1 to BioTelemetry’s Registration Statement on Form S-1 (File No. 333-145547), filed August 17, 2007).

(e)(13)	Employment Agreement, dated as of June 15, 2010, between CardioNet, Inc. and Joseph H. Capper (incorporated herein by reference to Exhibit 99.2 to BioTelemetry’s Current Report on Form 8-K (File No. 001-33993), filed June 18, 2010).

(e)(14)	Employment Agreement, dated as of January 28, 2010, between CardioNet, Inc. and Heather Getz (incorporated herein by reference to Exhibit 10.7 to BioTelemetry’s Annual Report on Form 10-K (File No. 001-33993), filed February 23, 2010).

(e)(15)	Employment Agreement, dated as of July 30, 2010, between CardioNet, Inc. and Fred Anthony Broadway III (incorporated herein by reference to Exhibit 10.26 to BioTelemetry’s Annual Report on Form 10-K (File No. 001-33993), filed February 22, 2013).

(e)(16)	Employment Agreement, dated as of March 1, 2019, between BioTelemetry, Inc. and Manish Wadhwa (incorporated herein by reference to Exhibit 10.11 to BioTelemetry’s Annual Report on Form 10-K (File No. 000-55039), filed February 27, 2020).

(e)(17)*	Employment Agreement, dated as of March 13, 2020, between BioTelemetry, Inc. and Andrei Stoica.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOTELEMETRY, INC.

By:	/s/ Heather C. Getz
Name:	Heather C. Getz
Title:	Executive Vice President, Chief Financial and Administrative Officer

Dated: December 23, 2020

Annex I

December 18, 2020

Board of Directors

BioTelemetry, Inc.

1000 Cedar Hollow Road

Malvern, PA 19355

Members of the Board of Directors:

We understand that Philips Holding USA Inc. (“Parent”), a wholly owned subsidiary of Koninklijke Philips N.V. (the “Guarantor”), Davies Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and BioTelemetry, Inc. (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (a) Merger Sub will commence a tender offer for any and all of the shares of the outstanding common stock, par value $0.001 per share (“Company Common Stock” and such tender offer, the “Offer”), of the Company at a purchase price of $72.00 per share in cash (the “Consideration”) and (b) subsequent to consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Merger, (i) each outstanding share of Company Common Stock not previously tendered in the Offer (other than Dissenting Shares and Excluded Shares, each as defined below) will be converted into the right to receive the Consideration, and (ii) the Company will become the surviving corporation. The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the holders of the Common Shares in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders. “Excluded Shares” means shares of common stock of the Company (i) owned by the Company as treasury stock or (ii) held by Guarantor, Parent or Merger Sub. “Dissenting Shares” means shares of common stock of the Company for which the holders have duly demanded appraisal and have not withdrawn or otherwise waived or lost such right to appraisal.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.

reviewed the financial terms and conditions as stated in the draft dated December 17, 2020 of the Agreement and Plan of Merger to be entered into by and among Parent, Merger Sub and the Company (the “Agreement”);

2.

reviewed certain information related to the historical condition and prospects of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company (the “Projections”);

3.

reviewed the Company’s audited financial statements for fiscal years ended December 31, 2018 and 2019, unaudited financial statements for the nine month period ended September 30, 2020, and unaudited balance sheets as of October 31, 2020, and statements of income and cash flows for the month then ended;

4.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company and the industry in which it operates;

5.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

6.	considered certain publicly available financial terms of certain transactions that we deemed to be relevant;

7.

reviewed the current and historical market prices and trading volume for the Common Shares, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

9.

received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

10.

discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of December 16, 2020 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect. As you are aware, there is significant uncertainty as to the potential direct and indirect business, financial, legal, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, governments, regulatory agencies, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”). We express no opinion or view as to the potential impact of the Pandemic Effects on our analyses, this Opinion, the Transaction or the Company.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Company with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. We were only authorized to solicit a limited number of parties regarding a potential transaction with respect to the Company and we did not advise the Company with respect to its strategic alternatives. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Common Shares.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting, regulatory or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Company, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, regulatory, accounting and tax matters with respect to the Company and the Transaction.

In formulating our opinion, we have considered only what we understand to be the consideration to be received by the holders of Common Shares as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the consideration received by the holders of the Common Shares or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction (the “Transaction Fee”). Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein, but which is creditable to the Transaction Fee. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and the Guarantor for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain services to the Guarantor (in the previous two years), including having served as the financial advisor to a subsidiary of the Guarantor in the sale of Photonics GmbH to the TRUMPF Group in March 2019, for which Raymond James has been paid a fee.

Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company, Parent and/or the Guarantor or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board (in each director’s capacity as a member of the Board) in evaluating the proposed Transaction and does not constitute a recommendation to the Board or any stockholder of the Company regarding how such person should act or vote with respect to the proposed Transaction or any other matter or whether to tender shares in connection with the Transaction or otherwise. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a solicitation/recommendation statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such solicitation/recommendation statement, along with a description, reasonably satisfactory to us.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Common Shares in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

Annex II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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